May 5, 2020

By: EDGAR Transmission – Correspondence Filing

Ms. Yong Kim

Mr. Robert Babula

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NiSource Inc. Form 10-K for the Fiscal Year Ended December 31, 2019 Filed February 28, 2020 File No. 001-16189

Dear Ms. Kim and Mr. Babula:

NiSource Inc. (the “Company”) received a letter dated April 7, 2020 from the Division of Corporation Finance, Office of Energy & Transportation, of the U.S. Securities and Exchange Commission, commenting on the Company’s most recent Form 10-K filed with the Commission on February 28, 2020. Your comments from such letter are repeated below, followed by the Company’s response to the comments in bold print. The Company intends to comply with the comments in all future filings, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Executive Summary

Summary of Consolidated Financial Results, page 29

1.

We note your presentation of the non-GAAP measure net revenues. Please present a reconciliation for this non-GAAP measure in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. In doing so, reconcile this measure to the most directly comparable GAAP measure of gross margin. If you do not believe gross margin that includes depreciation and amortization is the most directly comparable GAAP measure, please tell us why in your response.

The Company respectfully acknowledges the Staff’s comment. The Company has been reconciling its presentation of the non-GAAP measure of net revenues to the GAAP measure of operating income because it believed the approach to be

U.S. Securities and Exchange Commission

May 5, 2020

appropriate given that the Company had not previously calculated or presented the GAAP measure of gross margin.

In consideration of the Staff’s comment and how disclosures have evolved over time in this area, the Company intends to no longer present net revenues when discussing its financial results in future filings. As such, the Company will remove references to net revenues when discussing its financial results in all future Form 10-K and 10-Q filings and in all future earnings releases furnished as exhibits to Form 8-K filings, beginning with its earnings release and Quarterly Report on Form 10-Q for the three months ended March 31, 2020.

If you have any questions or comments on this letter, please direct them to me at (614) 460-6030 or debrown@NiSource.com. Thank you for your attention.

Sincerely,

/s/ DONALD E. BROWN
Donald E. Brown Executive Vice President and Chief Financial Officer